SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15045431

SEC Mail Processing Section
FEB 20 2015
Washington, DC
124

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TJ 2/23/15

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65702

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SKYWAY ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 North Tampa Street, Suite 3550
(No. and Street)

Tampa	Florida	33602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bryan Crino (813) 514-1833
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WARREN AVERETT, LLC
(Name – *if individual, state last, first, middle name*)

100 South Ashley Drive, Suite 1650,	Tampa	Florida	33602
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VD 2/20/15

OATH OR AFFIRMATION

I, Bryan Crino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Skyway Advisors, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

ELIZABETH A. CAULFIELD
My Comm. Expires Nov 28, 2015
No. EE 118205
NOTARY PUBLIC
STATE OF FLORIDA

Elizabeth A. Caulfield

Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SKYWAY ADVISORS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2014

SKYWAY ADVISORS, LLC
TABLE OF CONTENTS
DECEMBER 31, 2014

Warren Averett
CPAs AND ADVISORS

100 S Ashley Drive, Suite 1650
Tampa, FL 33602
813.229.2321
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Skyway Advisors, LLC
Tampa, Florida

We have audited the accompanying financial statements of Skyway Advisors, LLC, which comprise the statement of financial condition as of December 31, 2014 and the related statements of operations and changes in members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Skyway Advisors, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Skyway Advisors, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II, III, and IV has been subjected to audit procedures performed in conjunction with the audit of Skyway Advisors, LLC's financial statements. The supplemental information is the responsibility of Skyway Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Warren Averett, LLC

Tampa, Florida
February 19, 2015

SKYWAY ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash	$549,948
Accounts receivable	21,701
Due from related party	30,000
Furniture and equipment, net	7,135
	$608,784

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$240,330
Members' equity	368,454
	$608,784

See notes to the financial statements.

SKYWAY ADVISORS, LLC
STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUES	
Advisory services	$160,517
Success fees	2,606,676
Total revenues	2,767,193
EXPENSES	
Cost of services	2,318,625
Regulatory related	49,264
Travel and marketing	199,639
Occupancy	61,062
Research	34,819
Other	36,665
Total expenses	2,700,074
NET INCOME	67,119
MEMBERS' EQUITY AT BEGINNING OF YEAR	301,335
MEMBERS' EQUITY AT END OF YEAR	$368,454

See notes to the financial statements.

SKYWAY ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$67,119
Adjustments to reconcile net income to net cash provided by operating activities:	
Accounts receivable	3,536
Depreciation expense	2,199
Prepaid expenses and other	12,730
Accounts payable and accrued expenses	228,441
Net cash provided by operating activities	314,025
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of furniture and equipment	(6,994)
Due from related party	50,000
Net cash provided by investing activities	43,006
INCREASE IN CASH	357,031
CASH AT BEGINNING OF YEAR	192,917
CASH AT END OF YEAR	$549,948

Supplemental disclosure of noncash investing activities:

During the year ended December 31, 2014, the company transferred a security deposit of $12,923 to an affiliate in exchange for a receivable from the affiliate of the same amount.

See notes to the financial statements.

1. DESCRIPTION OF BUSINESS

Skyway Advisors, LLC (the "Company") is a Florida limited liability company that was organized as Skyway Capital, LLC in 2002. It changed its name to Skyway Capital Partners, LLC in 2002 and then changed its name to Skyway Advisors, LLC in 2003. The Company is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed to provide several classes of services including investment banking, debt financing, private placements and financial advisory services. The Company provides such services to companies throughout the country. The corporate headquarters is located in Tampa, Florida. The Company has two members, each of whom has the same rights and privileges. According to the Operating Agreement, the liability of the members is limited to their total capital contributions and their share of any assets and undistributed profits of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company are prepared under the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Management Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with GAAP. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash

Cash is maintained at major financial institutions and, at times, balances may exceed federally insured limits. The Company has never experienced any losses related to these balances. As of December 31, 2014, the Company had cash balances of $550,060 at these financial institutions, which is in excess of the federally insured limits of $250,000 per depositor at each financial institution.

Accounts Receivable

Accounts receivable are billed based on the terms of the individual contracts with the Company's customers. Receivables for success fees are considered past due two business days after the transaction closing, unless other payment arrangements have been agreed to. Other receivables are generally considered past due if not paid within 30 days of the invoice date, although specific exceptions are made for affiliate receivables. The allowance for doubtful accounts is estimated on a specific identification basis considering the financial condition of the customer and other specific facts and circumstances. Accounts receivable are written off when they are determined to be uncollectible. Based on management's review of accounts receivable, an allowance for doubtful accounts was not considered necessary at December 31, 2014. Interest is not typically charged on past due receivables.

2. SUMMARY OF SIGNIFICANT ACCOUNTING - CONTINUED

Furniture and Equipment
Furniture and equipment are recorded at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, generally three years. Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. When furniture and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

Revenues
Revenues consist of fees earned from providing merger and acquisition, financial restructuring, securities sales and advisory services. Success fees that are contingent upon the success of the services provided are recorded upon successful completion of the transaction. Advisory services, including retainer fees, are recognized over the shorter of the initial term of the engagement or the estimated duration of the work performed. Consulting fees are recognized as the services are provided.

Income Taxes

The Company is treated as a partnership for income tax purposes. As a result, the members will report the entire taxable income on their income tax returns. Therefore, no provision for income taxes has been included in these financial statements.

The Financial Accounting Standards Board Accounting Standards Codification Topic 740, "Income Taxes," requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will not be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Any difference between the tax position taken in the tax return and the tax position recognized in the financial statements using the criteria above results in the recognition of a liability in the financial statements for the unrecognized benefit. Similarly, if a tax position fails to meet the more-likely-than-not recognition threshold, the benefit taken in the tax return will also result in the recognition of a liability in the financial statements for the full amount of the unrecognized benefit. The Company has evaluated its tax positions and determined that there are none that need to be recognized as of December 31, 2014. The Company's income tax returns are no longer subject to examination by U.S. taxing authorities for years prior to 2011.

3. FURNITURE AND EQUIPMENT

Furniture and equipment consist of:

	2014
Furniture	$63,495
Computer hardware	32,363
Accumulated depreciation	(88,723)
	$ 7,135

Depreciation expense amounted to $2,199 for the year ended December 31, 2014.

4. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with a company related by common ownership, whereby the Company will receive certain personnel services and office space in return for providing management services, communications, general office expenses, and paying a monthly cash payment of approximately $18,703. As of December 31, 2014, the Company owed $56,110 to this related party, which is included in accounts payable and accrued expenses on the accompanying statement of financial condition. The value of the services exchanged was allocated as follows:

	2014
Personnel related benefits received	$ 253,500
Occupancy expenses received	37,160
General office expenses provided	(66,220)
Net owed by Company	(224,440)
	$ 0

As of December 31, 2014, an entity under common ownership owed the Company $30,000 for amounts collected on behalf of the Company from one of the Company's customers, which is included in due from related party on the accompanying statement of financial condition. In addition, another entity under common ownership owed the Company $21,534 for the reimbursement of expenses, which is included in accounts receivable on the accompanying statement of financial condition. These amounts are non-interest bearing.

As mentioned in Note 2, the Company reports as a partnership. In lieu of salaries, the members receive distributions proportionate to their ownership percentage.

The above amounts and terms are not necessarily indicative of the amounts and terms that would have been incurred had comparable transactions been entered into with independent parties.

5. CAPITAL WITHDRAWALS

As the Company closes investment banking transactions, it may, at its discretion, withdraw capital from the business to make distributions to its members. These withdrawals are dependent on the timing and amount of investment banking fees received. No withdrawals were made during the year ended December 31, 2014.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1). At December 31, 2014, the Company had net capital of $309,618, which was $293,596 in excess of its required minimum net capital of $16,022, respectively. The Company's aggregate indebtedness to net capital ratio was 0.78-to-1.00.

SUPPLEMENTARY INFORMATION

SKYWAY ADVISORS, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

NET CAPITAL	
Total members' equity	$368,454
Deduct members' equity not allowable for net capital	-
Total members' equity qualified for net capital	368,454
Add subordinated borrowings allowable in computation of net capital	-
Add other deductions or allowable credits-deferred income taxes payable	-
Total capital and allowable subordinated borrowings	368,454
Deductions and/or charges:	
Non-allowable assets:	
Accounts receivable	21,701
Furniture and equipment, net	7,135
Due from related party	30,000
Total deductions and/or charges	58,836
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS (TENTATIVE NET CAPITAL)	309,618
HAIRCUTS ON SECURITIES	-
TOTAL NET CAPITAL	$309,618
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts payable and accrued expenses	$240,330
Computation of basic net capital requirement:	
Minimum net capital required based upon aggregate indebtedness (which is calculated as 6 and 2/3% of aggregate indebtedness)	$16,022
Minimum net capital required	$5,000
Excess net capital	$293,596
Ratio: aggregate indebtedness to net capital	78%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2014.

SKYWAY ADVISORS, LLC
SCHEDULE II - COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

The Company is claiming an exemption from Rule 15c3-3 under Section (k)(2)(i).

SKYWAY ADVISORS, LLC
SCHEDULE III - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

The Company is claiming an exemption from Rule 15c3-3 under Section (k)(2)(i).

SKYWAY ADVISORS, LLC
SCHEDULE IV - SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
DECEMBER 31, 2014

The Company is claiming an exemption from Rule 15c3-3 under Section (k)(2)(i).

Warren Averett
CPAs AND ADVISORS

100 S Ashley Drive, Suite 1650
Tampa, FL 33602
813.229.2321
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Skyway Advisors, LLC
Tampa, Florida

We have reviewed management's statements, included in the accompanying "Skyway Advisors, LLC's Exemption Report," in which (1) Skyway Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Skyway Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Skyway Advisors, LLC stated that Skyway Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Skyway Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Skyway Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Warren Averett, LLC

Tampa, Florida
February 19, 2015

Skyway Advisors LLC's Exemption Report

Skyway Advisors LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(i) and

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.'

Skyway Advisors LLC

I, Bryan Crino, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Bryan Crino, President

January 19, 2015

Warren Averett
CPAs AND ADVISORS

100 S Ashley Drive, Suite 1650
Tampa, FL 33602
813.229.2321
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC 7)

To the Members of
Skyway Advisors, LLC
Tampa, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Skyway Advisors, LLC ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC (the specified parties), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The management of the Company is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement entries (check #1382 for $3,333 and check #1614 for $3,584), noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. There were no adjustments reported in Form SIPC-7;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. There were no overpayments applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Warren Averett, LLC

Tampa, Florida
February 19, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17*17*********2361*********************MIXED AADC 220
065702 FINRA DEC
SKYWAY ADVISORS LLC
ATTN: BRYAN CRINO
100 N TAMPA ST STE 3550
TAMPA FL 33602-5878

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 6,917
   B. Less payment made with SIPC-6 filed (**exclude interest**) (3,333)
   _______________ Date Paid
   C. Less prior overpayment applied (_______)
   D. Assessment balance due or (overpayment) 3,584
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum _______
   F. Total assessment balance and interest due (or overpayment carried forward) $ 3,584
   G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 3,584
   H. Overpayment carried forward $(_______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SKYWAY ADVISORS, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 19th day of JANUARY, 20 15.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,767,192
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 2,767,192
2e. General Assessment @ .0025	$ 6,917
	(to page 1, line 2.A.)